Exhibit 99.1

VisionChina Media Provides Further Update on Sale of Subway Mobile TV Advertising Business

BEIJING, Aug. 22, 2016 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), China's largest out-of-home digital television and advertising network on mass transportation systems and the leading provider of urban mass transit Wi-Fi, today announced that its consolidated variable interest entity, VisionChina Media Group Co., Ltd. ("VisionChina Media Group") has entered into a new equity transfer agreement and a new profit compensation agreement (the "New Agreements") with Ledman Optoelectronic Co., Ltd. ("Ledman") to sell 49% equity interests in VisionChina New Culture Media Co., Ltd. ("New Culture"), the operating entity of the Company's subway mobile TV advertising business, for an aggregate consideration of RMB382.2 million (the "New Transaction"). Concurrently with signing of the New Agreements, VisionChina Media Group, Shenzhen HDTV Industrial Investment Co., Ltd., another consolidated variable interest entity of the Company, and Ledman agreed to terminate the equity transfer agreement and profit compensation agreement entered into among the parties in February 2016 for sale of all of the Company's subway mobile TV advertising business to Ledman.

"The sale of our subway mobile TV advertising business is a critical and strategic step for VisionChina Media, and we remain open in the future to sell the remaining 51% of our equity position in New Culture. We believe the execution of the New Agreements with Ledman will provide significant flexibility to satisfy our working capital needs and allow us to focus our resources on the fast growing WiFi business, and to further strengthen our leading position in China's urban mass transit WiFi market," commented Mr. Limin Li, VisionChina Media's Chairman and Chief Executive Officer, "We expect this transaction will be closed in the near future and are confident that New Culture will be able to achieve the profit targets described in the profit compensation agreement."

Sale of Target Business

Pursuant to the new equity transfer agreement, Ledman will pay RMB382.2 million to acquire 49% equity interests in New Culture. Upon closing of the New Transaction, Ledman will pay an installment of RMB321.2 million in cash to VisionChina Media Group, and VisionChina Media Group will be required to use the entire amount of the first installment payment to purchase shares of Ledman held by Ledman's controlling shareholder ("Ledman Shares") through a block trade within five business days after the first installment payment. Within 10 business days (excluding time required for the block trade described above) after the closing of the New Transaction, Ledman will pay the remaining amount of RMB61 million in cash. Upon completion of the transactions contemplated by the new equity transfer agreement, the Company expects to receive cash proceeds of RMB61 million and indirectly own, through VisionChina Media Group, a certain amount of Ledman's total outstanding shares. The Ledman Shares will be subject to a lock-up until May 31, 2019 and VisionChina Media Group may not sell or otherwise dispose of more than 75% of the Ledman Shares during the 12 months after the lock-up expires.

VisionChina Media Group and all of its affiliates (including the Company and its controlling persons) have agreed not to engage in any business that is the same as or similar to or competes or may compete with New Culture's subway mobile TV advertising business for a period of eight years from the completion date of the New Transaction. The management team members and other key employees of New Culture have each entered into an employment contract with New Culture for a term of five years or more, a confidentiality agreement and a non-competition agreement pursuant to which such persons have agreed to not engage in any business that is the same as or similar to or competes or may compete with New Culture's subway mobile TV advertising business for a period of five years after closing of the New Transaction, or three years after the termination of his or her employment with New Culture.

Profit Compensation

According to the new profit compensation agreement, in the event that the consolidated net profits attributable to the shareholders (excluding extraordinary items) of New Culture in any of the fiscal years 2016, 2017 and 2018 (collectively, the "Covered Period") are less than the profit target for such fiscal year - RMB60 million, RMB80 million and RMB100 million, respectively (the "Profit Targets"), VisionChina Media Group will compensate Ledman for the deficiency by returning a certain amount of the Ledman Shares to Ledman. In the event that the Ledman Shares are not sufficient to compensate for such deficiency, VisionChina Media Group will be required to pay compensation in cash. The compensation amount will be calculated based on a pre-determined formula and subject to an aggregate cap in an amount equal to the amount of the total consideration for the New Transaction.

Ledman will allocate 50% of the accumulated net profits of New Century in excess of the total Profit Targets as a bonus to the members of the management team of New Culture who are still employed at New Culture at the end of the Covered Period.

The consummation of the New Transaction remains subject to the requisite internal approvals of the relevant parties and regulatory clearance by relevant regulatory authorities. There is no assurance that these approvals or regulatory clearance will be obtained within the expected time frame, or at all.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2015, VisionChina Media's advertising network included approximately 97,757 digital television displays on mass transportation systems in 18 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming.

In addition, VisionChina Media, through its consolidated affiliate Qianhai Mobile, has secured exclusive concession rights for bus Wi-Fi services in 30 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses. Currently, Qianhai Mobile provides free Wi-Fi Internet services on over 30,000 buses under the brand name "VIFI," with approximately 10 million registered users.

For more information, please visit http://www.visionchina.cn.

About Ledman Optoelectronic Co., Ltd.

Ledman Optoelectronic Co., Ltd., a professional, leading manufacturer in the Chinese LED industry and listed on the Shenzhen Stock Exchange (300162.SZ), is committed to developing, manufacturing and marketing high-quality, high-brightness LED components, energy efficient LED lighting products, and indoor and outdoor LED displays. Ledman's core business covers LED display, LED lighting, LED components, LED energy saving and LED media.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi

Investor Relations Department

VisionChina Media Inc.

Tel: +86 134-2090-9426

E-mail: shuning.yi@visionchina.cn

In the United States:

The Piacente Group, Inc.

Mr. Don Markley

Tel: +1 212-481-2050

E-mail: visionchina@tpg-ir.com